Product supplement AG
To prospectus dated October 10, 2006 and
prospectus supplement dated November 13, 2006

Registration Statement No. 333-137902
dated October 10, 2006
Securities Act of 1933, Rule 424(b)(2)



Deutsche Bank AG

Cash and/or Physically Settled Non-Principal Protected Securities
Linked to Common Stock

General

- Deutsche Bank AG may offer and sell cash and/or physically settled non-principal protected securities ("securities") linked to the common stock of an issuer (the "Reference Stock") from time to time. As used in this product supplement, the term "common stock" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares ("ADSs"). If the Reference Stock is an ADS, the term "issuer" refers to the issuer of the shares underlying the ADS. This product supplement describes terms that will apply generally to the securities and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the securities, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as pricing supplements. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant pricing supplement shall control.

- The securities are senior unsecured obligations of Deutsche Bank AG

- The securities will pay coupons at a rate specified in the relevant pricing supplement.

- At maturity or upon any earlier exchange, we will pay you an amount of cash or deliver to you shares of Reference Stock based on the performance of the Reference Stock over and/or during the term of the securities. **The securities are not principal-protected and you may lose your entire investment.**

- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" in this product supplement.

- The securities will be issued in denominations that will be specified in the relevant pricing supplement. Minimum investment amounts will be specified in the relevant pricing supplement.

- Investing in the securities is not equivalent to investing in the Reference Stock.

- The securities will not be listed on any securities exchange unless otherwise specified in the relevant pricing supplement.

Investing in the securities involves a number of risks, including the risk of complete loss of your initial investment. See "Risk Factors" beginning on page 5 of this product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this product supplement, the accompanying prospectus supplement and prospectus, or any related pricing supplement. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank AG

May 20, 2008

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the pricing supplement relevant to your investment, this product supplement and the accompanying prospectus supplement and prospectus with respect to the securities offered by the relevant pricing supplement and this product supplement and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in the relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The securities described in the relevant pricing supplement and this product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority ("**FINRA**"), and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the securities. The relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the securities under any circumstances in which such offer or solicitation is unlawful.

In this product supplement and the accompanying prospectus supplement and prospectus, "**we**," "**us**" and "**our**" refer to Deutsche Bank AG, including, as the context may require, acting through one of its branches.

We are offering to sell, and are seeking offers to buy, the securities only in jurisdictions where such offers and sales are permitted. Neither this product supplement nor the accompanying prospectus supplement, prospectus or pricing supplement constitutes an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement nor the accompanying prospectus supplement, prospectus or pricing supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement and accompanying prospectus supplement, prospectus and pricing supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and the purchase, offer or sale of the securities and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the securities under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

Summary Terms

Reference Stock
The common stock designated in the relevant pricing supplement accompanying this product supplement.

Face Amount
The denomination of the security, which may be $10, $100, $1,000 or another amount per security, as specified in the relevant pricing supplement.

Issue Price
100% of the Face Amount, unless otherwise specified in the relevant pricing supplement.

Coupons
The securities will pay coupons as specified in the relevant pricing supplement. The pricing supplement will specify whether you will be entitled to receive any accrued but unpaid coupon in the event of any early exchange.

Payment at Maturity
The payment you will receive at maturity will be based on the performance of the Reference Stock during and/or over the term of the securities, as specified in the relevant pricing supplement. **The securities are not principal protected and you may lose some or all of your initial investment at maturity.**

Early Exchange Right
The relevant pricing supplement may also specify that either you or we have the right to cause, or that an independent event will cause, an early exchange of the securities. Upon an early exchange, the payment you will receive will be based on the performance of the Reference Stock during the term of the securities and/or up until the approximate time of exchange, as specified in the relevant pricing supplement. **The securities are not principal protected and you may lose some or all of your initial investment upon an early exchange.**

Settlement at Maturity or Upon an Early Exchange
The relevant pricing supplement will specify whether you will receive either cash and/or shares of Reference Stock in satisfaction of the amount owing to you at maturity or upon any early exchange.

Whether the payment at maturity or upon any early exchange is cash settled or physically settled in Reference Stock may be at our discretion and/or your discretion, as specified in the relevant pricing supplement.

The securities are not principal protected and you may receive an amount of cash and/or a number of shares of Reference Stock per security with a value on the Final Valuation Date (or an average value over the Averaging Dates) which is less than the Face Amount.

If you receive shares of the Reference Stock, any fractional shares will be paid in cash.

Exchange Rate

The Exchange Rate is a number of shares of Reference Stock per security as specified in the relevant pricing supplement and is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See "Description of Securities—Anti-dilution Adjustments."

Adjusted Closing Price

The Closing Price (as defined below) of a share of Reference Stock as adjusted upon the occurrence of certain corporate events affecting the Reference Stock. See "Description of Securities—Anti-dilution Adjustments."

Final Stock Price

The Adjusted Closing Price on the Final Valuation Date or the arithmetic average of the Adjusted Closing Prices on each of the Averaging Dates or such other date or dates as specified in the relevant pricing supplement.

Valuation Date(s)

The Final Stock Price will be determined on a single date, which we refer to as the "**Final Valuation Date**," or on several dates, each of which we refer to as an "**Averaging Date**," as specified in the relevant pricing supplement. We refer to such dates generally as "**Valuation Dates**" in this product supplement. Any Valuation Date is subject to postponement in the event of certain market disruption events, as described below. For the purposes of this product supplement, any dates specified in the pricing supplement for the purposes of valuing the Reference Stock upon an early exchange are either a "Final Valuation Date" if there is one such date, or Averaging Dates, if there are more than one such dates.

Maturity Date

As specified in the relevant pricing supplement. The Maturity Date is subject to postponement in the event of certain market disruption events, as described below.

Risk Factors

*Your investment in the securities will involve certain risks. Investing in the securities is not equivalent to investing directly in the Reference Stock. In addition, your investment in the securities entails other risks not associated with an investment in conventional debt securities. **The securities are not principal protected and you could lose all of your initial investment. You should consider carefully the following discussion of risks, together with the risk information contained in the prospectus supplement, the prospectus and the relevant pricing supplement, before you decide that an investment in the securities is suitable for you.***

Unlike ordinary debt securities, the securities do not guarantee the return of your initial investment and expose you to the performance of the Reference Stock.

Unlike ordinary debt securities, the securities do not guarantee the return of your initial investment and expose you to the performance of equities by tracking the performance of the Reference Stock. The value of any shares of Reference Stock or cash that you may receive at maturity or upon any early exchange could be less than your initial investment (and may be $0) and will be based on the performance the Reference Stock during the term of the security and/or as assessed at maturity or the time of an early exchange, if applicable. Even though the securities will pay you coupons, there is no guarantee that such coupons will be equivalent to that you could receive on our debt securities with comparable maturities or the debt securities of other issuers with comparable maturities and credit ratings. Accordingly, to ensure you receive compensation for the time value of your money while it is invested in the securities, you will be relying upon the performance of the Reference Stock over and/or during the term of the securities. In addition, you may not be entitled to receive any accrued but unpaid coupon in the event of an early exchange. If the Reference Stock underperforms, you may not receive a return which compensates you for the time value of your money and you may lose some or all of your initial investment. *You should carefully review the relevant pricing supplement for the securities you are contemplating investing in to understand how the performance of the Reference Stock will affect your payment, if any, at maturity or upon any early exchange.*

The value of the Reference Stock you are delivered at maturity or upon any early exchange may be different than the closing price of the Reference Stock on the day or days used to determine your payment.

If the payment due to you at maturity or upon any early exchange will be made in Reference Stock, the value of the Reference Stock at the time it is delivered to you could be different than the value of the Reference Stock at the time the number of shares of Reference Stock owing to you was determined. For example, if the day on which we calculate your payment at maturity by considering the closing price of the Reference Stock on such day is five Business Days prior to the Maturity Date (and therefore the day on which you receive the Reference Stock), the closing price of the Reference Stock could fall (or rise) between the day we calculate your payment at maturity and the Maturity Date.

This risk could be even more pronounced where we determine the value of the Reference Stock over a period of Averaging Dates. Where this is the case, market movements either during the averaging period or after it has finished and prior to the Maturity Date could mean that the value of the Reference Stock on the Maturity Date could be significantly less than the average value of the Reference Stock over the Averaging Dates.

Investing in the securities is not equivalent to investing in the Reference Stock.

Investing in the securities is not equivalent to investing directly in the Reference Stock. Your payment at maturity or upon any early exchange will be based on the performance of the Reference Stock during and/or over the term of the securities but such payment will be derivative of the performance and will not directly replicate the performance. For example, your return may be capped at a particular percentage of the Face Amount meaning that even if the Reference Stock has appreciated considerably over the term of your investment, you will not gain the benefit of any appreciation in excess of any specified cap. Further, if you owned the Reference Stock rather than the securities, you may be able to exploit advantageous price movements in the Reference Stock by, for example, selling the Reference Stock to capture an appreciation in its value. If you hold the securities, the market value of the securities may not track the price of the Reference Stock nor may there be a ready secondary market for the securities. It is possible for the value of the Reference Stock to increase while the value of the securities declines. You may be forced to hold the securities until their maturity, at which time any advantageous performance of the Reference Stock may have ceased or been reversed. Other differences between investing in the securities and investing directly in the Reference Stock are set out below and will be set out in the relevant pricing supplement for a particular issuance of securities.

You will have no ownership rights in the Reference Stock.

As an investor in the securities, you will not have any ownership interest or rights in the Reference Stock, such as voting rights, dividend payments or other distributions. If the securities are linked to non-U.S. equity securities issued through depositary arrangements like ADSs, you will not have the rights of owners of such ADSs or the equity securities underlying the ADSs.

We have no affiliation with the issuer of the Reference Stock.

The issuer of the Reference Stock is not an affiliate of ours and is not involved in any way in any of our offerings of securities pursuant to this product supplement. Consequently, we have no control over the actions of the issuer of the Reference Stock, including any corporate actions of the type that would require the calculation agent to adjust the payment to you at maturity or upon any early exchange. The issuer of the Reference Stock has no obligation to consider your interest as an investor in the securities in taking any corporate actions that might affect the value of your securities. None of the money you pay for the securities will go to the issuer of the Reference Stock.

In addition, as we are not affiliated with the issuer of the Reference Stock, we do not assume any responsibility for the adequacy of the information about the Reference Stock or its issuer contained in this product supplement, any pricing supplement or in any of the Reference Stock issuer's publicly available filings. We are not responsible for such issuer's public disclosure of information on itself or the Reference Stock, whether contained in Securities and Exchange Commission filings or otherwise. As an investor in the securities, you should make your own investigation into the Reference Stock.

Secondary trading may be limited.

Unless otherwise specified in the relevant pricing supplement, the securities will not be listed on a securities exchange. There may be little or no secondary market for the securities.

Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily or at a price advantageous to you.

Deutsche Bank AG and its affiliates may act as market makers for the securities but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the securities. If at any time Deutsche Bank AG or its affiliates or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the securities.

The securities are not designed to be short-term trading instruments and there is no guarantee of an early exchange right.

The price at which you will be able to sell your securities to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the Face Amount of the securities, even in cases where the Reference Stock has appreciated over the term of the securities. The potential returns described in the relevant pricing supplement assume that your securities, which are not designed to be short-term trading instruments, are held to maturity or an early exchange, if applicable. An early exchange right will apply to your securities only if specified in relevant pricing supplement. The absence of an early exchange right will mean that you will be required to hold your securities until maturity.

Prior to maturity, the value of the securities will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the securities. We expect that, generally, the price of the Reference Stock and interest rates on any day will affect the value of the securities more than any other single factor. However, you should not expect the value of the securities in the secondary market to vary in proportion to changes in the price of the Reference Stock. The value of the securities will be affected by a number of factors that may either offset or magnify each other, including:

- the market price of the Reference Stock, which in turn will be affected by the real and anticipated results of operations of the issuer of the Reference Stock;

- the dividend rate paid on the Reference Stock (while not paid to holders of the securities, dividend payments on the Reference Stock may influence the market price of the Reference Stock and the market value of options on the Reference Stock and, therefore, affect the market value of the securities);

- actual or anticipated corporate reorganization events, such as mergers or takeovers, which may affect the issuer of the Reference Stock;

- supply and demand for the securities;

- the expected frequency and magnitude of changes in the market price of the Reference Stock (volatility);

- economic, financial, political and regulatory or judicial events that affect the Reference Stock or stock markets generally;

- if the Reference Stock is an ADS, the exchange rate and volatility of the exchange rate between the U.S. dollar and the currency of the country in which the equity security underlying the ADS is traded;

- interest and yield rates in the market generally;

- the time remaining to the maturity of the securities; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

No one can accurately predict the future performance of the Reference Stock based on its historical performance. The value of the Reference Stock may decrease such that you may not receive any return of your investment.

The inclusion in the original issue price of each agent's commission and the cost of hedging our obligations under the securities directly or through one or more of our affiliates is likely to adversely affect the value of the securities prior to maturity.

The original issue price of the securities includes each agent's commission and the cost of hedging our obligations under the securities directly or through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such price may differ from values determined by pricing models used by Deutsche Bank AG or its affiliates as a result of such compensation or other transaction costs.

One of our affiliates may serve as the depositary for the American Depositary Shares.

One of our affiliates may serve as depositary for some foreign companies that issue ADSs. If the Reference Stock is an ADS, and one of our affiliates serves as depositary for such ADSs, the interests of our affiliate, as depositary for the ADSs, may be adverse to your interests as a holder of the securities.

For securities linked to the performance of an ADS, fluctuations in exchange rates will affect your investment.

There are significant risks related to an investment in a security that is linked to an ADS, which is quoted and traded in U.S. dollars, representing an equity security that is quoted and traded in a foreign currency. The ADSs, which are quoted and traded in U.S. dollars, may trade differently from its underlying equity security. In recent years, the rates of exchange between the U.S. dollar and some other currencies have been highly volatile, and this volatility may continue in the future. These risks generally depend on economic and political events over which we have no control. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur during the term of the securities. Changes in the exchange rate between the U.S. dollar and a foreign currency may affect the U.S. dollar equivalent of the price of the underlying equity security on non-U.S. securities markets and, as a result, may affect the market price of the ADS, which may consequently affect the value of the securities.

We have no control over exchange rates of the currencies.

Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar and to each other. However, from time to time governments and, in the case of countries using the euro, the European Central Bank, may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in a security that is linked to an ADS, which is quoted and traded in U.S. dollars, representing an underlying equity security that is quoted and traded in a foreign currency.

We will not make any adjustment or change in the terms of the securities in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the U.S. dollar or any relevant foreign currency. You will bear those risks.

For securities linked to the performance of an ADS, an investment in the securities is subject to risks associated with non-U.S. securities markets.

An investment in the securities linked to the value of ADSs representing interests in non-U.S. equity securities involves risks associated with the securities markets in those countries where the relevant non-U.S. equity securities are traded, including risks of markets volatility, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

There are important differences between the rights of holders of ADSs and the rights of holders of the equity securities of the foreign company.

If your securities are linked to the performance of an ADS, you should be aware that your securities are linked to the price of the ADS and not the underlying equity security, and there exist important differences between the rights of holders of ADSs and the underlying equity security. Each ADS is a security evidenced by American Depositary Receipts that represents a specified number of shares of the common equity of a foreign issuer. Generally, ADSs are issued under a deposit agreement which sets forth the rights and responsibilities of the depositary, the foreign issuer and holders of the ADSs, which may be different from the rights of holders of common shares of the foreign issuer. For example, the foreign issuer may make distributions in respect of its common shares that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and holders of the common shares may be significant and may materially and adversely affect the value of the securities.

In some circumstances, the payment you receive on the securities may be based on the common stock of another company and not the Reference Stock.

Following certain corporate events relating to the Reference Stock where its issuer is not the surviving entity, the amount you receive at maturity may be based on the common stock of a successor to the Reference Stock issuer or any cash or any other assets distributed to holders of the Reference Stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the securities. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting alternative property to deliver in the section of this product supplement called "Description of Securities—Anti-dilution Adjustments."

Anti-dilution protection is limited.

The calculation agent will make adjustments to the Exchange Rate and Closing Price (and intraday price) for certain adjustment events (as defined below) affecting the Reference Stock, including stock splits and certain corporate actions, such as mergers. The calculation agent is not required, however, to make such adjustments in response to all corporate actions, including if the issuer of the Reference Stock or another party makes a partial tender or partial exchange offer for the Reference Stock. If such a dilution event occurs and the calculation agent is not required to make an adjustment, the value of the securities may be materially and adversely affected. See "Description of Securities—Anti-dilution Adjustments" for further information.

We or our affiliates may have economic interests adverse to those of the holders of the securities.

Deutsche Bank AG and other affiliates of ours may trade the Reference Stock and financial instruments related to the Reference Stock on a regular basis, for their accounts and for other accounts under their management. Deutsche Bank AG and these affiliates may also underwrite or assist unaffiliated entities in the issuance or underwriting of the Reference Stock and may issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Reference Stock. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the securities. Any of these trading activities could potentially affect the price of the Reference Stock and, accordingly, could affect the value of the securities and the payment you receive at maturity.

We or our affiliates may currently or from time to time engage in business with the issuer of the Reference Stock, including extending loans to, making equity investments in, or providing advisory services to, it, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the issuer of the Reference Stock, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the issuer of the Reference Stock. Any prospective purchaser of securities should undertake an independent investigation of the issuer of the Reference Stock as is in its judgment appropriate to make an informed decision with respect to an investment in the securities.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the price of the Reference Stock. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the securities.

We may have hedged our obligations under the securities directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may adversely affect the market price of the Reference Stock and, therefore, the market value of the securities. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the market value of the securities declines.

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Final Stock Price, the Exchange Rate, any anti-dilution adjustments, the coupons payable and the amount of Reference Stock or cash payable at maturity or upon any early exchange, as applicable. The calculation agent will also be responsible for determining whether a market disruption event has occurred and whether a day is a coupon payment date. In performing these duties, Deutsche Bank AG, London Branch may have interests adverse to the interests of the holders of the securities, which may affect your return on the securities, particularly where Deutsche Bank AG, London Branch, as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Reference Stock and calculating the amount that we are required to pay you at maturity or upon any early exchange. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the securities, it is possible that one or more of the Valuation Dates and the Maturity Date will be postponed, and your return will be adversely affected. See "Description of Securities—Certain Defined Terms—Market Disruption Event."

We cannot assure you that the public information provided on the issuer of the Reference Stock is accurate or complete.

All disclosures contained in the relevant pricing supplement and this product supplement regarding the issuer of the Reference Stock are derived from publicly available documents and other publicly available information. We have not participated in the preparation of such documents or made any due diligence inquiry with respect to the issuer of the Reference Stock in connection with the offering of the securities. We do not make any representation that such publicly available documents or any other publicly available information regarding the issuer of the Reference Stock are accurate or complete, and are not responsible for public disclosure of information by the issuer of the Reference Stock, whether contained in filings with the Securities and Exchange Commission, which we refer to as the SEC, or otherwise. Furthermore, we cannot give any assurance that all events occurring prior to the date of the relevant pricing supplement, including events that would affect the accuracy or completeness of the public filings of the issuer of the Reference Stock or the value of the Reference Stock (and, therefore, the Final Stock Price and the value of the Reference Stock or the amount of cash, payable to you at maturity or upon any early exchange, as applicable), will have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuer of the Reference Stock could affect the amount you will receive at maturity of the securities and, therefore, the trading prices of the securities. Any prospective purchaser of the securities should undertake an independent investigation of the issuer of the Reference Stock as in its judgment is appropriate to make an informed decision with respect to an investment in the securities.

Holdings of the securities by our affiliates and future sales may affect the price of the securities.

Certain of our affiliates may purchase some of the securities for investment. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In addition, if a substantial portion of the securities held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the securities may fall. The negative effect of such sales on the prices of the securities could be more pronounced if secondary trading in the securities is limited or illiquid.

The U.S. federal income tax consequences of an investment in the securities are unclear.

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the Internal Revenue Service (the "IRS"). Consequently, significant aspects of the tax treatment of the securities are uncertain and no assurance can be given that the IRS or a court will agree with the treatment of the securities described in the section of this product supplement entitled "Certain U.S. Federal Income Tax Consequences" (*i.e.*, as prepaid financial contracts to acquire Reference Stock or an equivalent amount of cash, with associated payments by us to you equal to the stated Coupon payments on the securities.) If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. As described in "Certain U.S. Federal Income Tax Consequences," on December 7, 2007, the Department of the Treasury ("Treasury") and the IRS released a notice requesting comments on a number of issues related to "prepaid forward contracts" and similar instruments, which may include the securities. Any Treasury regulations or other guidance promulgated after consideration of these comments could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Both U.S. and non-U.S. holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF SECURITIES

The following description of the terms of the securities supplements the description of the general terms of the debt securities set forth under the headings "Description of Securities" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate pricing supplement will describe the terms that apply specifically to the securities, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement have the meanings assigned to them in the accompanying prospectus supplement, prospectus and the relevant pricing supplement. The term "security" refers to one of our Cash and/or Physically Settled Non-Principal Protected Securities Linked to Common Stock.

General

The securities are senior unsecured obligations of Deutsche Bank AG that are linked to the common stock of an issuer as specified in the relevant pricing supplement (the "**Reference Stock**"). As used in this product supplement, the term "common stock" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares ("**ADSs**"). If the Reference Stock is an ADS, the term "issuer" refers to the issuer of the shares underlying the ADS. We refer to the shares of common equity represented by an ADS as the "**Underlying Stock**." The securities are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant pricing supplement. The securities will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, and registrar.

We will pay coupons on the securities at the rate specified in the relevant pricing supplement. The payment at maturity will be based on the performance of the Reference Stock during and/or over the term of the securities. At maturity or upon any earlier exchange, we will pay you an amount of cash or Reference Stock based on the performance of the Reference Stock during and/or over the term of the securities, as further described below and as specified in the relevant pricing supplement. **The securities are not principal protected and you may receive less, and potentially significantly less, than your initial investment at maturity or upon any early exchange. It is possible you could lose your entire investment in the securities.**

A liquid secondary market for the securities does not exist. Deutsche Bank does not guarantee any secondary market price for the securities. If requested by an investor, Deutsche Bank may at its sole discretion provide a quote, depending on a number of factors such as the market conditions described above. Assuming no changes in market conditions or any other relevant factors, the value of the securities on the date of original issuance will be less than the original issue price.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency.

The securities are our senior unsecured obligations and will rank *pari passu* with all of our other senior unsecured obligations.

The Face Amount and issue price of each security will be specified in the relevant pricing supplement. The securities will be represented by one or more permanent global securities registered in the name of DTC or its nominee, as described under "Description of Securities—Form, Legal Ownership and Denomination of Securities" in the prospectus supplement and "Forms of Securities—Global Securities" in the prospectus.

The specific terms of the securities, including the coupon rate and formula for calculating your payment at maturity or upon any early exchange (including the method of settlement) will be described in the relevant pricing supplement accompanying this product supplement. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant pricing supplement shall control.

Certain Defined Terms

Unless otherwise specified in the relevant pricing supplement, the following definitions will apply to the securities.

Adjusted Closing Price means the Closing Price of a share of Reference Stock *times* the then-current Stock Adjustment Factor.

Adjusted Intraday Price means the Intraday Price of a share of Reference Stock *times* the then-current Stock Adjustment Factor.

Business Day means any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

Cap Price means a Closing Price per share of Reference Stock, beyond which you will no longer gain any benefit of any appreciation in the Reference Stock and which will be specified, if applicable, in the relevant pricing supplement.

Cash Value means an amount in cash per security equal to the product of (a) the Exchange Rate and (b) the Closing Price of one share of Reference Stock.

Closing Price for one share of the Reference Stock (or one unit of any other security for which a closing price must be determined) on any Trading Day means:

- if the Reference Stock (or any such other security) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of the NASDAQ Stock Market, the official closing price), of the principal trading session on such day on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), on which such Reference Stock (or any such other security) is listed or admitted to trading, or

- if the Reference Stock (or any such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service operated by the Financial Industry Regulatory Authority ("**FINRA**"), the last reported sale price of the principal trading session on the OTC Bulletin Board Service on such day,

- with respect to any such other security, if such security is issued by a foreign issuer and its closing price cannot be determined as set forth in the two bullet points above, and such security is listed or admitted to trading on a non-U.S. securities exchange or market, the last reported sale price, regular way, of the principal trading session on such day in the primary non-U.S. securities exchange or market on which such security is listed or admitted to trading, or

- otherwise, if none of the above circumstances is applicable, the mean, as determined by the calculation agent, of the bid prices for the Reference Stock (or any such other security) obtained from as many dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent.

Coupon Payment Date means each date as specified in the relevant pricing supplement; *provided*, that no Coupon Payment Date shall be more than twelve months after the immediately prior Coupon Payment Date or issue date of the securities, as applicable. If any day on which a coupon payment or an amount in respect of the Face Amount is due is not a Business Day, the payment will be made with the same force and effect on the next succeeding Business Day, but no additional coupon will accrue as a result of the delayed payment, and the next Coupon Payment Period will commence as if the payment had not been delayed.

Coupon Payment Period means the period beginning on and including the issue date of the securities and ending on but excluding the first Coupon Payment Date, and each successive period beginning on and including an Coupon Payment Date and ending on but excluding the next succeeding Coupon Payment Date, or as specified in the relevant pricing supplement.

Coupon Rate is a rate that will be specified in the relevant pricing supplement.

Early Exchange Date means the day specified in the relevant pricing supplement. If the scheduled Early Exchange Date (as specified in the relevant pricing supplement) is not a Business Day, then the Early Exchange Date will be the next succeeding Business Day following such scheduled Early Exchange Date. If, due to a Market Disruption Event or otherwise, the Final Valuation Date or final Averaging Date is postponed so that it falls on a day that is less than three Business Days prior to the scheduled Early Exchange Date, the Early Exchange Date will be the third Business Day following such Final Valuation Date or final Averaging Date, as postponed, unless otherwise specified in the relevant pricing supplement.

Exchange Rate means a number of shares of Reference Stock per security and is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See "—Antidilution Adjustments" below.

Final Stock Price means the Adjusted Closing Price on the Final Valuation Date or the arithmetic average of the Adjusted Closing Prices of the Reference Stock on each of the Averaging Dates or such other date or dates as specified in the relevant pricing supplement.

Initial Stock Price means a Closing Price per share of Reference Stock which will be specified in the relevant pricing supplement.

Intraday Price for one share of Reference Stock (or one unit of any other security for which an intraday price must be determined) at any time during any trading day (including at the close) means:

- if the Reference Stock (or any such other security) is listed or admitted to trading on a national securities exchange (other than the NASDAQ Stock Market, the most recently reported sale price, regular way, at such time during the principal trading session on such day on the principal national securities exchange registered under the Exchange Act on which the Reference Stock (or any such other security) is listed or admitted to trading,

- if the Reference Stock (or any such other security) is a security of the NASDAQ Stock Market, the most recently reported sale price, regular way, at such time during the principal trading session on such day quoted by the NASDAQ Stock Market,

- if the Reference Stock (or any such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service operated by the FINRA, the most recently reported sale price at such time during the principal trading session on the OTC Bulletin Board Service on such day, or

- with respect to any such other security, if such security is issued by a foreign issuer and its closing price cannot be determined as set forth in the three bullet points above, and such security is listed or admitted to trading on a non-U.S. securities exchange or market, the most recently reported sale price, regular way, at such time during the principal trading session on such day in the primary non-U.S. securities exchange or market on which such security is listed or admitted to trading.

Maturity Date means the day specified in the relevant pricing supplement. If the scheduled Maturity Date is not a Business Day, then the Maturity Date will be the next succeeding Business Day following the scheduled Maturity Date. If, due to a Market Disruption Event or otherwise, the Final Valuation Date or final Averaging Date is postponed so that it falls on a day that is less than three Business Days prior to the scheduled Maturity Date, the Maturity Date will be the third Business Day following such Final Valuation Date or final Averaging Date, as postponed, unless otherwise specified herein or in the relevant pricing supplement.

Market Disruption Event means, with respect to the Reference Stock (or any other security for which a Closing Price must be determined), a determination by the calculation agent in its sole discretion that the occurrence of continuance of one or more of the following events materially interfered or interferes with our ability or the ability of any of our affiliates to effect transactions in the Reference Stock or any instrument related to the Reference Stock or to adjust or unwind all or a material portion of any hedge position in the Reference Stock with respect to the securities:

- the occurrence or existence of a suspension, material limitation or absence of trading of the Reference Stock (or such other security) on the primary market for the Reference Stock (or such other security) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session in such market;

- a breakdown or failure in the price and trade reporting systems of the primary market for the Reference Stock (or such other security) as a result of which the reported trading prices for the Reference Stock (or such other security) during the last one-half hour preceding the close of the principal trading session in such market are materially inaccurate;

- a suspension, material limitation or absence of trading on the primary market for trading in options contracts related to the Reference Stock (or such other security), if available, during the one-half hour period preceding the close of the principal trading session in the applicable market; or

- a decision to permanently discontinue trading in the related options contract.

For the purpose of determining whether a Market Disruption Event has occurred:

- a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange or market,

- limitations pursuant to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE, any other U.S. self-regulatory organization, the Securities and Exchange Commission or any other relevant authority of scope similar to NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading,

- a suspension of trading in futures or options contracts on the Reference Stock (or such other security) by the primary securities market trading in such contracts, if available, by reason of:

  - a price change exceeding limits set by such securities exchange or market,

16

- an imbalance of orders relating to such contracts, or

- a disparity in bid and ask quotes relating to such contracts

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Reference Stock (or such other security), as determined by the calculation agent in its sole discretion.

A "suspension, absence or material limitation of trading" on the primary securities market on which futures or options contracts related to the Reference Stock (or such other security) are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Relevant Exchange means the primary U.S. exchange or market for trading for the Reference Stock (or any security for which a Closing Price or Intraday Price must be determined), or with respect to an equity security underlying an ADS, the primary exchange or market for trading for such security, as specified in the relevant pricing supplement.

Stock Adjustment Factor initially means 1.0 and is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See "—Anti-dilution Adjustments" below

Trade Date means the day we price the securities for initial sale to the public (the Trade Date will be specified in the relevant pricing supplement).

Trading Day means a day, as determined by the calculation agent, on which trading is generally conducted on the Relevant Exchange or, with respect to a security issued by a foreign issuer that is not listed or admitted to trading on a U.S. securities exchange or market, a day, as determined by the calculation agent, on which trading is generally conducted on the primary non-U.S. securities exchange or market on which such security is listed or admitted to trading and, in each case, on which a Market Disruption Event has not occurred.

Valuation Date(s) will be either a single date, which we refer to as the "**Final Valuation Date**," or several dates, each of which we refer to as an "**Averaging Date**," and any such date is subject to adjustment as described below. The relevant pricing supplement will specify the manner in which the Final Stock Price is determined. For the purposes of this product supplement, any dates specified in the pricing supplement for the purposes of valuing the Reference Stock upon an early exchange are either a "Final Valuation Date" if there is one such date, or Averaging Dates, if there are more than one such dates.

Payment at Maturity or Upon an Early Exchange

The payment you will receive at maturity will be based on the performance of the Reference Stock during and/or over the term of the securities, as specified in the relevant pricing supplement.

The relevant pricing supplement may also specify that either you or we have the right to cause, or that an independent event will cause, an early exchange of the securities. Upon an early exchange, the payment you will receive will be based on the performance of the Reference Stock during the term of the securities and/or up until the approximate time of redemption, as specified in the relevant pricing supplement. **The securities are not principal protected and you may lose some or all of your initial investment at maturity or upon any early exchange.**

The relevant pricing supplement will specify whether you will receive either cash and/or Reference Stock in satisfaction of the amount owing to you at maturity or upon any early exchange. If we pay you solely in cash, the amount of cash will be equal to the Cash Value, subject to any caps on or other specifications concerning your payment at maturity or upon early exchange. If we pay you solely in Reference Stock (ignoring any cash delivered for fractional shares), the amount of Reference Stock per security will be equal to the Exchange Rate, subject to any caps or other limitations on your payment at maturity or upon an early exchange.

Whether the payment at maturity or upon any early exchange is cash settled or physically settled in Reference Stock may be at our discretion and/or your discretion, as specified in the relevant pricing supplement.

The securities are not principal protected and you may receive an amount of cash and/or a number of shares of Reference Stock per security with a value on the Final Valuation Date (or an average value over the Averaging Dates) of less than the Face Amount. It is possible that you could lose your entire investment in the securities.

Adjustments to Valuation Dates for Market Disruption Events

Securities with a maturity of more than one year

If a Valuation Date is not a Trading Day or if there is a Market Disruption Event on such day, the applicable Valuation Date will be postponed to the immediately succeeding Trading Day during which no Market Disruption Event shall have occurred or be continuing. In no event, however, shall any Valuation Date be postponed more than ten Business Days following the date originally scheduled to be such Valuation Date. If the tenth Business Day following the date originally scheduled to be the applicable Valuation Date is not a Trading Day, or if there is a Market Disruption Event on such date, the Closing Price of the Reference Stock on such Valuation Date shall be deemed to be the Closing Price of the Reference Stock last in effect prior to commencement of the Market Disruption Event (or prior to the initial non-Trading Day).

Securities with a maturity of not more than one year

If a Market Disruption Event occurs on any Valuation Date, or if such date is not a Trading Day, the Closing Price of the Reference Stock on such Valuation Date will be determined on the immediately succeeding Trading Day on which no Market Disruption Event shall have occurred or be continuing. In no event, however, shall any Valuation Date be postponed more than ten Business Days following the date originally scheduled to be such Valuation Date; *provided*, further that no Valuation Date, as postponed, shall produce a Maturity Date more than one year (including the issue date but not the Maturity Date) after the issue date (the last date that could serve as the Final Valuation Date or final Averaging Date without causing the Maturity Date to be more than one year after the issue date, the "**Final Disrupted Valuation Date**"). If the tenth Business Day following the date originally scheduled to be the applicable Valuation Date is not a Trading Day, or if there is a Market Disruption Event on such date, the Closing Price of the Reference Stock on such Valuation Date shall be deemed to be the Closing Price of the Reference Stock last in effect prior to commencement of the Market Disruption Event (or prior to the non-Trading Day). Notwithstanding the foregoing, if any Valuation Date has been postponed to the Final Disrupted Valuation Date (treating any such Valuation Date that is not the final Valuation Date as if it were the final Valuation Date) and such Final Disrupted Valuation Date is not a Trading Day, or if there is a Market Disruption Event on such Final Disrupted Valuation Date, then the Closing Price of the Reference Stock on such Valuation Date shall be deemed to be the Closing Price of the Reference Stock last in effect prior to commencement of the Market Disruption Event (or prior to the non-Trading Day). For the avoidance of doubt, in no event shall any Valuation Date occur after the Final Disrupted Valuation Date; nor shall the Maturity Date be more than one year (including the issue date but not the Maturity Date) after the issue date.

No Fractional Share

If we deliver shares of the Reference Stock to you at maturity or upon any early exchange, we will pay cash in lieu of delivering any fractional share of the Reference Stock in an amount equal to the product of the Closing Price of the Reference Stock *multiplied* by such fractional amount as determined by the calculation agent on the applicable Valuation Date.

Delivery of Shares of Reference Stock

We may designate any of our affiliates to deliver any shares of Reference Stock or any Exchange Property (as defined in "Description of Securities—Anti-dilution Adjustments") pursuant to the terms of the securities, and we shall be discharged of any obligation to deliver such shares of Reference Stock or Exchange Property to the extent of such performance by our affiliates. Reference in this product supplement to delivery of shares of Reference Stock or any Exchange Property by us shall also include delivery of such shares by our affiliates.

We will irrevocably deposit with The Depository Trust Company ("**DTC**") no later than the opening of business on the applicable date or dates funds or other property sufficient to make payments of the amount payable or deliveries of property deliverable with respect to the securities on such date. We will give DTC irrevocable instructions and authority to pay such amount or deliver such property to the holders of the securities entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding securities by tender, in open market transactions or by private agreement.

Coupon Payments

Unless otherwise specified in the relevant pricing supplement, the coupon payments per security for each Coupon Payment Period will be calculated as follows:

Face Amount x Coupon Rate x (Number of Days in the Coupon Payment Period / 360),

where the "**Number of Days**" will be calculated on the basis of a year of 360 days with twelve months of thirty days each.

Coupon payments on the securities will be at a rate per annum specified in the relevant pricing supplement. Unless otherwise specified in the relevant pricing supplement, coupon payments will accrue from the issue date of the securities to but excluding the Maturity Date, and coupon payments will be made in arrears on each Coupon Payment Date to and including the Maturity Date, to the holders of record at the close of business on the date 5 calendar days prior to the corresponding Coupon Payment Date, whether or not such fifth calendar day is a Business Day. The pricing supplement will specify whether you will be entitled to receive any accrued but unpaid coupon on the securities in the event of an early exchange. If the Maturity Date is adjusted due to a Market Disruption Event, the coupon payment due on the Maturity Date will be made on the Maturity Date as adjusted, with the same force and effect as if the Maturity Date had not been adjusted, but no additional coupon payment will accrue or be payable as a result of the delayed payment.

Anti-dilution Adjustments

Upon the occurrence of certain corporate events, the Exchange Rate, the Adjusted Closing Price and Adjusted Intraday Price will be adjusted via the Stock Adjustment Factor, as described below.

The Stock Adjustment Factor is subject to adjustment by the calculation agent as a result of the anti-dilution and reorganization adjustments described in this section.

No adjustments to the Stock Adjustment Factor will be required unless the Stock Adjustment Factor adjustment would require a change of at least 0.1% in the Stock Adjustment Factor then in effect. The Stock Adjustment Factor resulting from any of the adjustments specified in this section will be rounded to the nearest one ten-thousandth with five one hundred-thousandths being rounded upward. The calculation agent will not be required to make any adjustments to the Stock Adjustment Factor after the close of business on the final Valuation Date.

No adjustments to the Stock Adjustment Factor will be required other than those specified below. The required adjustments specified in this section do not cover all events that could affect the Intraday Price or the Closing Price of the Reference Stock on any Trading Day during the term of the securities. No adjustments will be made for certain other events, such as offerings of common stock by the issuer of the Reference Stock for cash or in connection with acquisitions or otherwise or the occurrence of a partial tender or exchange offer for the Reference Stock by the issuer of the Reference Stock or any third party.

For purposes of these adjustments, except as noted below, if an ADS is serving as the Reference Stock, all adjustments to the Stock Adjustment Factor for such Reference Stock will be made as if the equity security underlying the ADS is serving as the Reference Stock. Therefore, for example, if the equity security underlying the ADS is subject to a two-for-one stock split and assuming the Stock Adjustment Factor is equal to one, the Stock Adjustment Factor for the Reference Stock would be adjusted to equal to two. If your securities are linked to an ADS, the term "dividend" used in this section will mean, unless we specify otherwise in the pricing supplement for your securities, the dividend paid by the issuer of the equity security underlying the ADS, net of any applicable foreign withholding or similar taxes that would be due on dividends paid to a U.S. person that claims and is entitled to a reduction in such taxes under an applicable income tax treaty, if available.

If an ADS is serving as the Reference Stock, no adjustment to the ADS price or the Stock Adjustment Factor, including those described below, will be made if (1) holders of ADSs are not eligible to participate in any of the transactions described below or (2) (and to the extent that) the calculation agent determines in its sole discretion that the issuer or the depositary for the ADSs has adjusted the number of equity securities represented by each ADS so that the ADS price would not be affected by the corporate event in question. However, to the extent that the number of equity securities represented by each ADS is changed for any other reason, appropriate adjustments to the anti-dilution adjustments described herein (which may include ignoring such provision, if appropriate) will be made to reflect such change.

Deutsche Bank AG, London Branch, as calculation agent, will be solely responsible for the determination and calculation of any adjustments to the Stock Adjustment Factor and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets, including cash, in connection with any corporate event described in this section, and its determinations and calculations shall be conclusive absent manifest error.

We will, within ten Business Days following the occurrence of an event that requires an adjustment to the Stock Adjustment Factor, or if we are not aware of this occurrence, as soon as practicable after becoming so aware, provide notice to the calculation agent, which shall provide written notice to the trustee, which shall provide notice to the holders of the securities of the occurrence of this event and, if applicable, a statement in reasonable detail setting forth the adjusted Stock Adjustment Factor.

Stock Splits and Reverse Stock Splits

If the Reference Stock is subject to a stock split or a reverse stock split, then once any split has become effective, the Stock Adjustment Factor relating to the Reference Stock will be adjusted so that the new Stock Adjustment Factor shall equal the product of:

- the prior Stock Adjustment Factor, and

- the number of shares which a holder of one share of the Reference Stock before the effective date of that stock split or reverse stock split would have owned or been entitled to receive immediately following the applicable effective date.

Stock Dividends

If the Reference Stock is subject to a (i) stock dividend, *i.e.*, issuance of additional shares of the Reference Stock, that is given ratably to all holders of shares of the Reference Stock, or (ii) distribution of shares of the Reference Stock as a result of the triggering of any provision of the corporate charter of the issuer of the Reference Stock, then, once the dividend has become effective and the shares are trading ex-dividend, the Stock Adjustment Factor will be adjusted so that the new Stock Adjustment Factor shall equal the prior Stock Adjustment Factor plus the product of:

- the prior Stock Adjustment Factor, and

- the number of additional shares issued in the stock dividend with respect to one share of the Reference Stock.

Non-cash Dividends and Distributions

If the issuer of the Reference Stock distributes shares of capital stock, evidences of indebtedness or other assets or property of the issuer of the Reference Stock to holders of Reference Stock (other than (i) dividends, distributions and rights or warrants referred to under "—Stock Splits and Reverse Stock Splits" and "—Stock Dividends" above and (ii) cash distributions or dividends referred under "—Cash Dividends" below), then, once the distribution has become effective and the shares are trading ex-dividend, the Stock Adjustment Factor will be adjusted so that the new Stock Adjustment Factor shall equal the product of:

- the prior Stock Adjustment Factor, and

- a fraction, the numerator of which is the Current Market Price of the Reference Stock and the denominator of which is the amount by which such Current Market Price exceeds the Fair Market Value of such distribution.

The "**Current Market Price**" of the Reference Stock means the Closing Price of the Reference Stock on the Trading Day immediately preceding the ex-dividend date of the cash dividend or distribution requiring an adjustment to the Stock Adjustment Factor.

The "**Fair Market Value**" of any such distribution means the value of such distribution on the ex-dividend date for such distribution, as determined by the calculation agent. If such distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange or, if the Reference Stock is an ADS, on a non-U.S. securities exchange or market, the Fair Market Value will equal the closing price of such distributed property on such ex-dividend date.

Notwithstanding the foregoing, a distribution on the Reference Stock described in clause (a), (d) or (e) of the section entitled "—Reorganization Events" below that also would require an adjustment under this section shall only cause an adjustment pursuant to clause (a), (d) or (e) under the section entitled "—Reorganization Events." A distribution on the Reference Stock described in the section entitled "—Issuance of Transferable Rights or Warrants" that also would require an adjustment under this section shall only cause an adjustment pursuant to the section entitled "—Issuance of Transferable Rights or Warrants".

Cash Dividends

If the issuer of the Reference Stock pays dividends or makes other distributions consisting exclusively of cash to all holders of Reference Stock during any fiscal quarter during the term of the securities, in an aggregate amount that, together with other such dividends or distributions made during such quarterly fiscal period, exceeds the Dividend Threshold, then, once the dividend or distribution has become effective and the shares are trading ex-dividend, the Stock Adjustment Factor will be adjusted so that the new Stock Adjustment Factor shall equal the product of:

- the prior Stock Adjustment Factor, and

- a fraction, the numerator of which is the Current Market Price of the Reference Stock and the denominator of which is the amount by which such Current Market Price exceeds the amount in cash per share the issuer of the Reference Stock distributes to holders of Reference Stock in excess of the Dividend Threshold.

"**Dividend Threshold**" means the amount of any cash dividend or cash distribution distributed per share of the Reference Stock that exceeds the immediately preceding cash dividend or other cash distribution, if any, per share of the Reference Stock by more than 10% of the closing price of the Reference Stock on the trading day immediately preceding the ex-dividend date, unless otherwise specified in the relevant pricing supplement.

"**Ex-dividend date**" means the first trading day on which transactions in the Reference Stock trade on the Relevant Exchange without the right to receive that cash dividend or other cash distribution.

Issuance of Transferable Rights or Warrants

If the issuer of the Reference Stock issues transferable rights or warrants to all holders of the Reference Stock to subscribe for or purchase the Reference Stock, including new or existing rights to purchase the Reference Stock at an exercise price per share less than the Closing Price of the Reference Stock on both (i) the date the exercise price of such rights or warrants is determined and (ii) the expiration date of such rights and warrants pursuant to a shareholder's rights plan or arrangement, and if the expiration date of such rights or warrants precedes the final Valuation Date of the securities, then the Stock Adjustment Factor will be adjusted on the Business Day immediately following the issuance of such transferable rights or warrants so that the new Stock Adjustment Factor shall equal the prior Stock Adjustment Factor plus the product of:

- the prior Stock Adjustment Factor, and

- the number of shares of the Reference Stock that can be purchased with the cash value of such warrants or rights distributed on one share of the Reference Stock.

The number of shares that can be purchased will be based on the Closing Price of the Reference Stock on the date the new Stock Adjustment Factor is determined. Unless we specify otherwise in the pricing supplement for your securities, the cash value of such warrants or rights, if the warrants or rights are traded on a U.S. national securities exchange or, in the case of a Reference Stock that is an ADS, on a non-U.S. securities exchange or market, will equal the Closing Price of such warrant or right, or, if the warrants or rights are not traded on a U.S. national securities exchange or a non-U.S. securities exchange or market, as applicable, will be determined by the calculation agent and will equal the average (mean) of the bid prices obtained from three dealers at 3:00 p.m., New York City time, on the date the new Stock Adjustment Factor is determined; *provided*, that if only two such bid prices are available, then the cash value of such warrants or rights will equal the average (mean) of such bids and if only one such bid is available, then the cash value of such warrants or rights will equal such bid.

Reorganization Events

If prior to the final Valuation Date,

(a) there occurs any reclassification or change of the Reference Stock, including, without limitation, as a result of the issuance of tracking stock by the issuer of the Reference Stock,

(b) the issuer of the Reference Stock, or any surviving entity or subsequent surviving entity of the issuer of the Reference Stock (a "**Successor Entity**"), has been subject to a merger, combination or consolidation and is not the surviving entity,

(c) any statutory exchange of securities of the issuer of the Reference Stock or any Successor Entity with another corporation occurs, other than pursuant to clause (b) above,

(d) the issuer of the Reference Stock is liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law,

(e) the issuer of the Reference Stock issues to all of its shareholders equity securities of an issuer other than the issuer of the Reference Stock, other than in a transaction described in clauses (b), (c) or (d) above (a "**Spin-off Event**"), or

(f) a tender or exchange offer or going-private transaction is commenced for all the outstanding shares of the issuer of the Reference Stock and is consummated and completed in full for all or substantially all of such shares, as determined by the calculation agent in its sole discretion (an event in clauses (a) through (f), a "**Reorganization Event**"),

then the payment at maturity or upon any earlier exchange will depend on the value of any Exchange Property, as defined below, and if the payment is physically settled, will consist of such Exchange Property. To determine the amount payable to you at maturity or upon any earlier exchange, the calculation agent will do the following:

(i) The calculation agent will determine the cash value of any non-cash property distributed in the Reorganization Event (other than Exchange Traded Securities) and combine this with any cash to determine a "**Per Share Cash Amount**";

(ii) The calculation agent will combine the Per Share Cash Amount, if any, with the Exchange Traded Securities a holder of Reference Stock would hold immediately after the Reorganization Event in respect of a single share of Reference Stock, if any, to determine the Exchange Property resulting for a single share of Reference Stock (the "**Per Share Exchange Property**");

(iii) The calculation agent will then deem the Per Share Exchange Property to be a share of Reference Stock for the purposes of determining your payment at maturity or upon any earlier exchange. The value of the Per Share Exchange Property on any day will equal the Adjusted Closing Price (or Adjusted Intraday Price, if applicable) for any Exchange Traded Securities plus the Per Share Cash Amount, and the calculation agent will use this value for the purposes of determining whether any triggers, caps, limits or floors (or other similar concepts) have been breached, reached or met and for determining the payment at maturity or upon an earlier exchange by treating such value as if it were the Adjusted Closing Price (or Adjusted Intraday Price, if applicable) of the original Reference Stock;

(iv) The calculation agent may, in its sole discretion, adjust any trigger, cap, limit or floor (or take similar action) to reflect the use of the value of the Exchange Property as opposed to the value of the Reference Stock in determining the payment at maturity or upon an earlier exchange and with a view to offsetting, to the extent practical, any change in the economic position of the holder and Deutsche Bank AG that results solely from the Reorganization Event;

(v) In the event Exchange Property consists of common equity securities, those securities will, in turn, be subject to the anti-dilution adjustments of the type set forth in this product supplement; and

(vi) At maturity or upon any earlier exchange:

(x) if the payment is to be physically settled, you will receive the Per Share Exchange Property in lieu of shares of Reference Stock; and

(y) if the payment is to be cash settled, you will receive the cash value of the Per Share Exchange Property in lieu of one share of Reference Stock, using the Closing Price of any Exchange Traded Securities to determine their value.

"**Exchange Property**" for each share of Reference Stock, means any shares of Reference Stock that continue to be held by the holders of the Reference Stock, and any securities, cash or any other assets distributed to the holders of the Reference Stock in, or in connection with, the Reorganization Event distributed in respect of such share of Reference Stock. You are not entitled to receive any interest on any Exchange Property with the exception of any interest which accrues on the Exchange Property according to the terms of the Exchange Property. In the case of a consummated and completed in full tender or exchange offer or going-private transaction involving Exchange Property, Exchange Property shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Exchange Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer or going-private transaction). In the event of a tender or exchange offer or a going-private transaction with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

"**Exchange Traded Securities**" means any securities (including, without limitation, securities of the issuer of the Reference Stock or securities of foreign issuers represented by American depositary receipts) traded on the NYSE, the AMEX, NASDAQ Stock Market.

The calculation agent shall be solely responsible for determination and calculation of the Exchange Property if a Reorganization Event occurs and the cash amount due upon exchange of the securities, including the determination of the cash value of any Exchange Property and the Per Share Liquidation Value, if necessary. The calculation agent's determinations and calculations shall be conclusive absent manifest error.

Delisting of ADSs or Termination of ADS Facility

If an ADS serving as the Reference Stock is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act or included in the OTC Bulletin Board Service operated by the FINRA, or if the ADS facility between the issuer of the Underlying Stock and the ADS depositary is terminated for any reason, then, on and after the date the ADS is no longer so listed or adjusted to trading on the date of such termination, as applicable (the "**Change Date**"), the Underlying Stock will be deemed to be the Reference Stock. The Stock Adjustment Factor will thereafter equal the last value of the Stock Adjustment Factor for the ADS *multiplied by* the number of shares of the underlying equity securities represented by a single ADS. On and after the Change Date, solely for the purposes of determining the Closing Price or Intraday Price of the underlying equity security, the Initial Stock Price will be converted into the applicable foreign currency using the applicable exchange rate as described below.

In any such case, unless otherwise specified in the relevant pricing supplement, to the extent that a number of shares of Reference Stock are otherwise due at maturity, we will be deemed to have elected to deliver the Cash Value thereof (payable in U.S. dollars) in lieu of such physical delivery. The calculation agent will determine the applicable exchange rate, which will be equal to (1) the average (mean) of the bid quotations in New York City received by the calculation agent at approximately 11:00 a.m., New York City time, on the second business day preceding the final Valuation Date, from three recognized foreign exchange dealers (provided that each such dealer commits to execute a contract at its applicable bid quotation), (2) if the calculation agent is unable to obtain three such bid quotations, the average of such bid quotations obtained from two recognized foreign exchange dealers or (3) if the calculation agent is able to obtain such bid quotation from only one recognized foreign exchange dealer, such bid quotation, in each case for the purchase of the applicable foreign currency for U.S. dollars for settlement on the final Valuation Date in the aggregate amount of the applicable foreign currency payable to holders of the securities. If the calculation agent is unable to obtain at least one such bid quotation, the calculation agent shall determine the exchange rate in its sole discretion.

Other Terms of the Securities

Calculation Agent

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Stock Price, the Initial Stock Price, the Final Stock Price, the Exchange Rate, any anti-dilution adjustments, the coupon payable on any Coupon Payment Date and the Cash Value, as applicable, that we will pay you at maturity. The calculation agent will also be responsible for determining whether a Market Disruption Event has occurred and whether a day is a Coupon Payment Date. All determinations made by the calculation agent will be at its sole discretion and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant pricing supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity and on each Coupon Payment Date, on or prior to 11:00 a.m. on the Business Day preceding the Maturity

Date, each Coupon Payment Date and any day on which a payment or delivery is to be made in respect of an early exchange, as applicable.

All calculations with respect to the Stock Price, the Initial Stock Price, the Final Stock Price, the Exchange Rate or the Cash Value, as applicable, and any payment on any Coupon Payment Date per security will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate Face Amount of securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading "Description of Debt Securities — Events of Default" in the accompanying prospectus is a description of events of default relating to debt securities including the securities.

Payment Upon an Event of Default

Unless otherwise specified in the relevant pricing supplement, in case an event of default with respect to the securities shall have occurred and be continuing, the amount declared due and payable per security upon any acceleration of the securities will be calculated as if the date of acceleration were the Final Valuation Date, plus, if applicable, any coupon payments on the securities. If the securities have more than one Valuation Date, then for each Valuation Date scheduled to occur after the date of acceleration, the Trading Days immediately preceding the date of acceleration (in such number equal to the number of Valuation Dates in excess of one) shall be the corresponding Valuation Dates, unless otherwise specified in the relevant pricing supplement. Upon any acceleration of the securities, any coupon payments will be calculated on the basis of 360-day year of twelve 30-day months and the actual number of days elapsed from and including the previous Coupon Payment Date for which coupon payments were made.

If the maturity of the securities is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the securities as promptly as possible and in no event later than two Business Days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge and Defeasance" are not applicable to the securities, unless otherwise specified in the relevant pricing supplement.

Listing

The securities will not be listed on any securities exchange, unless otherwise specified in the relevant pricing supplement.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the securities. The securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global securities certificates, representing the total aggregate Face Amount of the securities, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Form, Legal Ownership and Denomination of Notes."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the securities will be payable and the transfer of the securities will be registrable at the office of Deutsche Bank Trust Company Americas ("**DBTCA**") in the City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the securities. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the securities will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The securities will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain U.S. federal income tax consequences of the ownership and disposition of the securities to an investor who holds the securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"). This discussion is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this product supplement may affect the tax consequences described below, possibly retroactively. This summary does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold the securities as a part of a hedging transaction, straddle, conversion or integrated transaction, U.S. holders (as defined below) who have a "functional currency" other than the U.S. dollar, non-U.S. investors whose gain or loss with respect to the securities is effectively connected with the conduct of a trade or business in the United States, or any individual non-U.S. investor who is present in the United States for 183 days or more in a taxable year in which that investor's securities are sold or retired. The tax consequences of ownership and disposition of Reference Stock are not discussed. Additionally, except as pertains to the withholding tax discussed below under "—Tax Consequences to Non-U.S. Holders," the effect of the U.S. federal tax laws on an investment in the securities by non-U.S. investors is not discussed. Finally, the tax consequences of the receipt of Exchange Property as a Reorganization Event are not discussed. See "Anti-Dilution Adjustments—Reorganization Events."

In addition, we will not attempt to ascertain whether the Reference Stock issuer would be treated as a "passive foreign investment company" (a "PFIC") within the meaning of Section 1297 of the Code or as a "U.S. real property holding corporation" (a "USRPHC") within the meaning of Section 897 of the Code. If the Reference Stock issuer were so treated, adverse U.S. federal income tax consequences might apply, to a U.S. holder in the case of a PFIC and to a non-U.S. holder in the case of a USRPHC, upon the sale, exchange or retirement of the securities. You should refer to information filed with the SEC by the Reference Stock issuer and consult your tax adviser regarding the possible consequences to you if the Reference Stock issuer is or becomes a PFIC or a USRPHC.

Tax Treatment of the Securities

Unless otherwise provided in the relevant pricing supplement, we believe it is reasonable to treat the securities for U.S. federal income tax purposes as prepaid financial contracts to acquire Reference Stock or an equivalent amount of cash, with associated payments by us to you equal to the stated Coupon payments on the securities, with the consequences described below. Due to the absence of authorities that directly address instruments that are similar to the securities, significant aspects of the U.S. federal income tax consequences of an investment in the securities are uncertain. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the treatment described herein. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities (including alternative treatments, some of which are discussed below) and with respect to any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Unless otherwise stated, the following discussion assumes that the treatment of the securities described above will be respected.

Tax Consequences to U.S. Holders

You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a security who is: (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Stated Coupon Payments on the Securities. There is no direct authority under current law addressing the proper tax treatment of stated coupon payments on the securities or on instruments similar to the Securities, and the treatment is uncertain. Coupon payments may in whole or in part be treated as ordinary income to you when received or accrued, in accordance with your method of accounting for U.S. federal income tax purposes. To the extent that we may be required to file information returns with respect to stated Coupon payments to certain U.S. holders, we intend to treat these payments as ordinary income. You should consult your tax adviser concerning the treatment of the stated Coupon payments, including the possibility that they may be treated, in whole or in part, as not includible in income on a current basis. This treatment would affect the amount of your gain or loss upon a sale of the securities or upon cash settlement at maturity or upon Early Exchange, or your basis in any Reference Stock delivered to you at maturity, as applicable.

Delivery of Reference Stock at Maturity or Upon Early Exchange. If Reference Stock is delivered to you upon settlement at maturity or upon Early Exchange, you should not recognize gain or loss with respect to any such Reference Stock received. Consistent with this position, you should have an aggregate tax basis in the Reference Stock (including fractional shares) equal to your adjusted tax basis in the Securities (excluding any basis attributable to accrual of the final Coupon payment) and should have a holding period in that stock beginning on the day after receipt. With respect to any cash received in lieu of a fractional share of Reference Stock, you generally will recognize capital gain or loss in an amount equal to the difference between the amount of that cash and the tax basis allocable to the fractional share.

Sale or Cash Settlement Upon Early Exchange or at Maturity. Upon a sale of the securities prior to maturity or a cash settlement upon Early Exchange or at maturity, you generally should recognize capital gain or loss equal to the difference between (i) the amount of cash received (other than any Coupon payment received from us) and (ii) your tax basis in the securities, although the treatment of any amount attributable to accrued but unpaid Coupon is unclear. Such capital gain or loss will be long-term if you have held the securities for more than one year at the time of sale or cash settlement. The deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Securities. Due to the absence of authorities that directly address the proper tax treatment of the securities, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above. Alternative U.S. federal income tax treatments of the securities are possible that, if applied, could materially and adversely affect the timing and/or character of income or loss with respect to the securities. It is possible, for example, that the securities could be treated as debt instruments issued by us. Under this treatment, securities with a term exceeding one year would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, even if you are a cash-method taxpayer, in each year that you held the securities you would be required to accrue into income "original issue discount" based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the securities, even though this amount may exceed the Coupon payments in each year. In

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addition, a receipt of Reference Stock at maturity or upon Early Exchange would be a taxable event, and any gain or loss on the sale, exchange or retirement of the securities would generally be treated as ordinary in character. Moreover, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Other treatments also are possible that could materially and adversely affect the timing and/or character of income on the securities. On December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including alternative treatments and the issues presented by the December 7, 2007 notice, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you only if you are a non-U.S. holder. You are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a security who is: (i) a nonresident alien individual, (ii) a foreign corporation or (iii) a foreign estate or trust. The discussion that follows is limited in scope and does not discuss all of the U.S. federal income tax consequences that may be relevant to you as an owner of the securities.

We will treat any Coupon payments made to you as subject to withholding at a rate of 30% unless you comply with certification requirements to establish that you are not a U.S. person and are eligible for a reduction of or an exemption from withholding under an applicable income tax treaty. You should consult your tax adviser regarding these certification requirements and the possibility of obtaining a refund of any amounts withheld.

As described above under "—Tax Consequences to U.S. Holders—Possible Alternative Tax Treatments of an Investment in the Securities," on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the securities. Although it is not clear whether instruments such as the securities would be viewed as similar to the typical prepaid forward contract described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues might affect the tax consequences of an investment in the securities.

You should consult your tax adviser regarding all of the U.S. federal income taxes that may be relevant to you as an owner of the securities, including the issues presented by the December 7, 2007 notice, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Backup Withholding and Information Reporting

The cash proceeds received from a sale, exchange or settlement of the securities will be subject to, and we intend to treat Coupon payments as being subject to, information reporting unless you are an exempt recipient (such as a domestic corporation). These amounts also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. holder) or meet certain other conditions. If you are a non-U.S. holder and you file a properly executed IRS form W-8BEN you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

USE OF PROCEEDS; HEDGING

Unless otherwise specified in the relevant pricing supplement, the net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the securities as more particularly described in "Use of Proceeds" in the accompanying prospectus. The original issue price of the securities includes each agent's commissions (as shown on the cover page of the relevant pricing supplement) paid with respect to the securities which commissions, as to agents affiliated with us, include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the securities. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the securities. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

On or prior to the date of the relevant pricing supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the securities by taking positions in the Reference Stock or instruments whose value is derived from the Reference Stock. While we cannot predict an outcome, such hedging activity or our other hedging or investment activity could potentially increase the price of the Reference Stock on any Trading Day as well as the Initial Stock Price, and, therefore, effectively establish a higher price at which the Reference Stock must trade for you to receive at maturity of the securities the Face Amount of your securities (in addition to coupon payments on the securities). From time to time, prior to maturity of the securities, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the Reference Stock or instruments whose value is derived from the Reference Stock. Although we have no reason to believe that any of these activities will have a material impact on the price of the Reference Stock or the value of the securities, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No security holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

THE REFERENCE STOCK

In the relevant pricing supplement, we will provide summary information regarding the business of the issuer of the Reference Stock based on its publicly available documents. We take no responsibility for the accuracy or completeness of such information.

Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549, and copies of such materials can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information regarding the issuer of the Reference Stock may also be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

This product supplement and the relevant pricing supplement relate only to the securities offered thereby and do not relate to the Reference Stock or other securities of the issuer of the Reference Stock. We have derived any and all disclosures contained in this product supplement and the relevant pricing supplement regarding the issuer of the Reference Stock from the publicly available documents described above. In connection with the offering of the securities, we have not participated in the preparation of such documents or made any due diligence inquiry with respect to the issuer of the Reference Stock. We do not make any representation that such publicly available documents are, or any other publicly available information regarding the issuer of the Reference Stock is, accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Reference Stock have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuer of the Reference Stock could affect the payment at maturity with respect to the securities and therefore the trading prices of the securities.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Stock.

We and/or our affiliates may currently or from time to time engage in business with the issuer of the Reference Stock, including extending loans to, or making equity investments in, such issuer or providing advisory services to such issuer, including merger and acquisition advisory services. In the course of such business, we and/or our affiliates may acquire non-public information with respect to the Reference Stock or its issuer, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the Reference Stock or its issuer, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of a security, you should undertake an independent investigation of the Reference Stock or its issuer as in your judgment is appropriate to make an informed decision with respect to an investment in the securities.

We describe various risk factors that may affect the market value of your securities, and the unpredictable nature of that market value, under "Risk Factors" above.

UNDERWRITING

Under the terms and subject to the conditions contained in the Distribution Agreements entered into between Deutsche Bank AG and each of Deutsche Bank Securities Inc. ("**DBSI**") and DBTCA, as agents, and certain other agents that may be party to either Distribution Agreement from time to time (each, an "**Agent**" and, collectively with DBSI and DBTCA, the "**Agents**"), each Agent participating in an offering of securities has agreed to purchase, and we have agreed to sell, the aggregate Face Amount of securities set forth on the cover page of the relevant pricing supplement. Each Agent proposes initially to offer the securities directly to the public at the public offering price set forth on the cover page of the relevant pricing supplement. DBSI, DBTCA and other Agents may allow a concession to other dealers as set forth in the relevant pricing supplement, or we may pay other fees in the amount set forth in the relevant pricing supplement. After the initial offering of the securities, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI and DBTCA. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of the FINRA regarding an FINRA member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the securities in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the securities, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, DBSI may sell more securities than it is obligated to purchase in connection with the offering, creating a naked short position in the securities for its own account. DBSI must close out any naked short position by purchasing the securities in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, securities in the open market to stabilize the price of the securities. Any of these activities may raise or maintain the market price of the securities above independent market levels or prevent or retard a decline in the market price of the securities. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate Face Amount of securities offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the securities or possession or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the securities, or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement or any other offering material relating to the securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the securities has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the securities or possesses or distributes this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the securities under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the securities. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.